RIDER



To be attached to and form part of Investment Company Bond, No. FI 02280114 MP 63 Fund, Inc. C/O Orbitex Fund Services, Inc.

In favor of

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

☐ **Item 2.** Bond Period: from 12:01 a.m. on _____ to 12:01 a.m. on _____
Standard Time (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

☒ **Item 3.** Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

COVERAGES	Limit of Liability	Deductible
I. Employee	$ 350,000	$ 0
II. Premises	$ 350,000	$ 5,000
III. Transit	$ 350,000	$ 5,000
IV. Forgery or Alteration	$ 350,000	$ 5,000
V. Securities	$ 350,000	$ 5,000
VI. Counterfeit Currency	$ 350,000	$ 5,000
VII. Computer Systems Fraudulent Entry	$ 350,000	$ 5,000
VIII. Voice Initiated Transaction	$ 350,000	$ 5,000
IX. Telefacsimile Transfer Fraud	$ 350,000	$ 5,000
X. Uncollectible Items of Deposit	$	$
XI. Audit Expense	$	$
XII. Stop Payment	$	$
XIII. Unauthorized Signatures	$	$
Optional Coverages:		
	$	$
	$	$
	$	$

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on July 25, 2006   standard time.

RIDER



To be attached to and form part of Investment Company Bond, No. FI 02280114

In favor of MP 63 Fund, Inc. C/O Orbitex Fund Service, Inc.

It is agreed that:

1. **GENERAL CONDITIONS, B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS** is amended to include the following paragraph:

   If the INSURED shall, while this bond is in force, establish any new "Investment Companies" other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such "Investment Companies" shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such Bond Period.

2. If the INSURED shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current "Investment Companies" covered under this bond or the addition of new "Investment Companies," such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

3. Nothing herein is intended to alter the terms, conditions and limitations of the bond other than as stated above.

4. This rider shall become effective as of 12:01 a.m. on 1/1/2006   standard time.

AMEND GENERAL CONDITIONS B.
NOTICE TO UNDERWRITER OF MERGERS,
CONSOLIDATIONS OR OTHER ACQUISITIONS RIDER
ADOPTED MAY 2003

Review and Approval of the Fidelity Bond Renewal

WHEREAS, the Board of Directors, including a majority of the independent directors, have reviewed the amount, type, form, and coverage of the fidelity bond and;

WHEREAS, the amount of coverage under the Fidelity Bond is greater than or equal to the minimum amount required to Rule 17g-1 promulgated under the Investment Company Act of 1940;

THEREFORE, BE IT RESOLVED, that the amount, type, form and coverage of the Fidelity bond is reasonable, and that the Fidelity Bond be, and hereby is, approved, and;

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is , designated as the person who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1.